SO 2/27/04

VF 2-19-04

04001963

D STATES
CHANGE COMMISSION
n, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 48561 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th St
(No. and Street)

| Portland | Oregon | 97209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gayle L. Veber 503-229-4400
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frederick K. Erickson, CPA
(Name — *if individual, state last, first, middle name*)

| P.O.Box 395 | Troutdale | Oregon | 97060 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED FEB 18 2004

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| PROCESSED FEB 26 2004 THOMSON FINANCIAL |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gayle L. Veber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Veber Partners, LLC, as of

December 31, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

SWORN TO ME: BY: GAYLE L. VEBER
13th DAY OF FEBRUARY, 2004

[signature]
Notary Public

[signature]
Signature

Managing Member
Title

OFFICIAL SEAL
HOLLY DRIMBY
NOTARY PUBLIC-OREGON
COMMISSION NO. 364630
MY COMMISSION EXPIRES FEB. 11, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VEBER PARTNERS, L.L.C.

## ANNUAL REPORT

## AS OF DECEMBER 31, 2003

VEBER PARTNERS L.L.C.

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2003

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

# INDEPENDENT AUDITOR'S REPORT

To the Members
Veber Partners, L.L.C.

I have audited the accompanying statements of financial condition of Veber Partners, L.L.C. (an Oregon Limited Liability Company) as of December 31, 2003 and 2002 and the related statements of operations, comprehensive income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, L.L.C. as of December 31, 2003 and 2002 and the result of its operations, its comprehensive income and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Frederick K. Erickson

February 2, 2004

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 and 2002

A S S E T S

| | 2003 | 2002 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash | $22,214 | $ 17,113 |
| Client receivables | 794 | 15,204 |
| Marketable securities (Note 5) | - | 935 |
| Prepaid expenses | 1,453 | 7,627 |
| Total current assets | 24,461 | 40,879 |
| FURNITURE AND EQUIPMENT | 65,757 | 63,420 |
| Less-Accumulated depreciation | (49,351) | (41,719) |
| Net furniture and equipment | 16,406 | 21,701 |
| MEMBER NOTE RECEIVABLE | 589 | 72,029 |
| NON-MARKETABLE SECURITIES (Note 5) | 4 | 5 |
| Total assets | $41,460 | $134,614 |

LIABILITIES AND MEMBERS' EQUITY

| | 2003 | 2002 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 9,677 | $ 17,810 |
| Deferred revenue | 3,750 | - |
| Accrued liabilities- | | |
| Payroll and related taxes | - | 69 |
| Vacation pay | 2,369 | 1,321 |
| Total current liabilities | 15,796 | 19,200 |
| COMMITMENTS (Note 4) | | |
| MEMBERS' EQUITY: | | |
| Members' equity | 25,664 | 131,430 |
| Accumulated comprehensive loss | - | (16,016) |
| Total equity | 25,664 | 115,414 |
| Total liabilities and equity | $41,460 | $134,614 |

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| REVENUES: | | |
| Success fees | $ 16,000 | $436,000 |
| Financial consulting and retainer fees | 319,231 | 353,748 |
| Total revenue | 335,231 | 789,748 |
| OPERATING EXPENSES: | | |
| Employee compensation and benefits | 159,820 | 255,899 |
| Payroll taxes | 14,508 | 21,988 |
| Member compensation and benefits | 1,121 | 188,224 |
| Advertising and promotion | 1,921 | 6,782 |
| Business information services | 1,962 | 1,507 |
| Professional and consulting fees | 29,278 | 43,131 |
| Rent | 93,600 | 108,009 |
| General and administrative expense | 124,237 | 130,702 |
| Depreciation | 7,632 | 12,886 |
| Total operating expenses | 434,079 | 769,128 |
| Operating income | (98,848) | 20,620 |
| OTHER INCOME (EXPENSE): | | |
| Interest expense | (94) | (101) |
| Loss on disposition of assets | (14,824) | (4,432) |
| Net income (loss) | $(113,766) | $ 16,087 |

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| NET INCOME (LOSS) | $(113,766) | $16,087 |
| OTHER COMPREHENSIVE INCOME: | | |
| Reclassification of accumulated losses | 16,016 | - |
| Unrealized holding losses arising during the year | - | (1,050) |
| Other comprehensive (loss) | 16,016 | (1,050) |
| Comprehensive income (loss) | $(97,750) | $15,037 |

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

| | Members' Equity | Comprehensive Income |
|---|---|---|
| BALANCE, December 31, 2001 | $ 65,879 | $(14,966) |
| Cash contributions from members | 49,464 | - |
| Net income for 2002 | 16,087 | - |
| Other comprehensive loss | - | (1,050) |
| BALANCE, December 31, 2002 | 131,430 | (16,016) |
| Cash contributions from members | 8,000 | |
| Other comprehensive income | - | 16,016 |
| Net loss for 2003 | (113,766) | - |
| BALANCE, December 31, 2003 | $ 25,664 | $ - |

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| CASH PROVIDED (USED): | | |
| Operations- | | |
| Net income (loss) | $(113,766) | $16,087 |
| Expenses in net income not using cash- | | |
| Depreciation | 7,632 | 12,888 |
| Loss on disposition of assets | 14,776 | 4,431 |
| Changes in assets and liabilities affecting operations- | | |
| (Increase) decrease in receivables | 14,410 | (9,897) |
| (Increase) decrease in prepaids | 6,174 | (7,627) |
| (Decrease) increase in payables | (8,202) | 9,501 |
| Increase (decrease) in accruals | 1,048 | (1,758) |
| Increase in deferred revenues | 3,750 | - |
| Cash provided in operations | (74,178) | 23,625 |
| Investing- | | |
| Purchase of equipment | (2,337) | (2,941) |
| Proceeds from sale of securities | 2,176 | - |
| Loan to member | (65,676) | (72,029) |
| Repayments from member | 137,116 | - |
| Cash from (used) by investing | 71,279 | (74,970) |
| Financing- | | |
| Cash contributed by members | 8,000 | 49,464 |
| Cash provided by financing | 8,000 | 49,464 |
| Increase (decrease) in cash | 5,101 | (1,881) |
| CASH, Beginning of year | 17,113 | 18,994 |
| CASH, End of year | $ 22,214 | $17,113 |

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the National Association of Securities Dealers (NASD). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

### Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues; financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable are recorded at cost. If appropriate, management provides a reserve to reduce amounts receivable to net realizable amounts.

### Marketable Securities

Marketable securities are carried at fair value which is based on published market prices as of December 31 of each year. The Company considers its marketable securities to be available for sale. As such, gains or losses from changes in fair value are included in other comprehensive income. The specific identification method is used to determine realized gains and losses. In 2003, the Company liquidated all of the marketable securities.

### Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

| Asset Class | Lives |
|---|---|
| Computers | 5 years |
| Office equipment | 7 years |
| Office furniture | 7 years |
| Software | 3 years |
| Leasehold improvements | 15 years |

Depreciation expense was $7,632 and $12,886 in 2003 and 2002, respectively.

### Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax and $94 and $101 of interest in 2003 and 2002, respectively.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2003, the five largest clients accounted for 66% of revenue and the largest client accounted for 18.7% of total revenue. In 2002, the five largest clients accounted for 78% of revenue and the largest client accounted for 39% of revenue. Given the nature of the Company's business, revenues in 2004 are likely to be generated by different customers than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2003 and 2002 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices and certain equipment under leases extending through 2006. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 and $9,000 per month in 2003 and 2002, respectively. Total rent expense paid to Pearl Properties was $93,600 and $108,000 in 2003 and 2002, respectively. The equipment lease is with a third party.

The lease calls for payments as follows:

| Year Ending | Office | Equipment |
|---|---|---|
| 2004 | 93,600 | 3,948 |
| 2005 | 93,600 | 3,948 |
| 2006 | 93,600 | 1,660 |
| Thereafter | - | - |
| | $280,800 | $9,556 |

5. MARKETABLE SECURITIES:

Marketable securities included the following as of December 31, 2002. In 2003, the Company liquidated all of its Image X holdings.

| | 2003 | 2002 |
|---|---|---|
| Image X.com common stock | | |
| Shares owned | - | 4,250 |
| Cost per share | - | $4.00 |
| Market value per share | - | $ .22 |
| Gross cost basis | - | $17,000 |
| Gross market value | - | $ 935 |
| Unrealized loss | - | ($16,065) |

Closely held investments include common stock or warrants to purchase common stock in Instructional Technologies, Inc., Snapnames, Inc, Routeware Inc, and Wire X. These investments are carried at an assigned cost of $4.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $6,418 and $(1,292) and its ratio of aggregate indebtedness to net capital was 2.46 to 1 and (14.86) to 1, in 2003 and 2002, respectively. The net capital deficiency at December 31, 2002 was corrected in January 2003.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Veber Partners, L.L.C.

I have audited the accompanying financial statements of Veber Partners, L.L.C. as of and for the year ended December 31, 2003 and have issued my report thereon dated February 2, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 2, 2004

Frederick K. Erickson

SCHEDULE I

# VEBER PARTNERS, L.L.C.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

| | |
|---|---|
| NET CAPITAL: | |
| Total members' equity at December 31, 2003 | $25,664 |
| Deductions of non-allowable assets - | |
| Client receivables | 794 |
| Furniture and equipment, net of accumulated depreciation | 16,406 |
| Prepaid expenses | 1,453 |
| Other deductions | 4 |
| Note receivable from member | 589 |
| Total deductions | 19,246 |
| Total net capital | 6,418 |
| Minimum net capital required | 5,000 |
| Excess of minimum required net capital over net capital on hand | $ 1,418 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in statement of financial condition - | |
| Accounts payable | $ 9,677 |
| Other accrued liabilities | 6,119 |
| Total aggregate indebtedness | $15,796 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 2.46 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION: | |
| (Included in Part IIA Form X-17A-5 as of December 31, 2002) | |
| Net capital as reported in Company's Part IIA (unaudited) | $10,168 |
| Audit adjustments affecting net capital- | |
| To record deferred revenue | (3,750) |
| Net capital per above | $ 6,418 |

The accompany notes are an integral part of this schedule.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Veber Partners, L.L.C.

In planning and performing my audit of the financial statements and supplemental schedule of Veber Partners, L.L.C. (the Company) for the year ended December 31, 2003, I considered its internal control, including internal control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frederick K. Erickson

February 2, 2004